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# "March Madness meets Pitch Perfect!" Empowering College/HS Performers


UPSTAGED™
ENTERTAINMENT GROUP
THE College & High School
Performing Arts Hub

LAST CHANCE

CLOSING ON APR 30 @ 11PM EST

| 01 | 07 | 30 | 22 |
|---|---|---|---|
| DAY | HOUR | MIN | SEC |

EARLY BIRD TERMS: $215,856 LEFT

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upstagedu.com  New York NY

Entertainment  Events  Social  Theater  Art

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## Highlights

1. FIRST & ONLY Performing Arts Hub dedicated to 7.5M college/HS performers similar to 480K NCAA athletes generating $14+B
2. 500,000 performing groups in more than 25 genres, including theater, a cappella, DJ, gospel, step and comedy
3. Proven monetization plan in place across live/virtual events, sponsorship, uniforms, NIL & IMDb/LinkedIn-type community
4. Valuable OWNED trademark: UpStaged, National Collegiate Performing Arts (NCPA) TM & National High School Performing Arts
5. Most similar business: Varsity Spirit Cheer, sold to Bain for $750M, and only one performing genre, compared to our 25+
6. Wall Street exec CEO conceived and built acclaimed U. S. Sports Film Festival and entertainment & education businesses
7. Executive team from Disney, Nike, Elite Models, Starbucks, Marvel, McKinsey and more
8. 25 savvy entertainment, media and Wall Street investors, including Lead Investor CEO builder of the Marvel Experience

## Our Team



**Stephan Hartman** Founder, Chairman & CEO

Founder/creator of the US Sports Film Festival. Past executive positions include PE, banking & Law at Apollo Management, Houlihan Lokey, & Lehman Brothers. Graduate of Penn (BA), Wharton (BS), Villanova (JD), and Kellogg School of Management (MBA).

We are passionate about three things: performing arts, sports and building things. When we can combine all three, we are the most happy. In particular, we care about empowering our nation's, and ultimately our world's, dynamic student performers to be able to compete like athletes, and to get the glory and satisfaction that student athletes get.



**Victoria O Duruh** Founder and Chief Talent Officer

Renowned fashion/model industry talent agent, casting director & producer. Former Elite Model Management director. Worked with celebrities & athletes. Premier branded clients incl Lancome Int., L'Oreal USA, Teen Vogue, Reebok & Sports Illustrated.



**Peter May** Founder and Lead Counsel

Internationally recognized higher-ed & emerging companies' attorney/general counsel advising on partnerships, business structures, complex contracts, intellectual property matters. Extensive nonprofit board charitable service. Yale (BA), BU Law (JD).

SEE MORE

## Why UpStaged Entertainment?


Presenting
UPSTAGED™
ENTERTAINMENT GROUP
The College & High School
Performing Arts Hub


Our Mission:
To elevate, empower, showcase, and celebrate, collegiate and high school performing arts and artists.

High school and college performers in the U.S. are a large, visible group. The force of presence, cultural value, and overall clout that these performing artists generate for their institutions is priceless. Yet their contributions remain unmonetized, representing an exciting opportunity for investment in an ever-expanding, and proven, collegiate and high school competitive performing arts business model.



The Challenge:
• Collegiate and HS performing arts is undervalued.
• Collegiate and HS performing artists are denied the same spotlight and competitive opportunities to earn as student athletes.
480,000 NCAA athletes on 30,000 teams
Generate $14 billion in revenue annually
But 7.5 million student performers, in 300,000 groups across 25+ genres, remain overlooked and unmonetized.
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How do we do this?
By organizing a fragmented collegiate and high school universe of art and artists into:
7.5+M + 300K + 25+ =
College and HS student performers in...
Groups from...
Fragmented performing genres...
1 National Performing Arts Community



Now, thanks to Upstaged, these previously fragmented student performing artists, and their genres, are now members of a National Performing Arts Community.
Supported and monetized, with our help, by an ever-expanding platform for entertainment showcase, spotlight, and national competition.

Most student performers hone their skills and provide entertainment to the masses for free, because of a

simple love for their craft. But if 480,000 NCAA athletes can sustain a $14 BILLION college athletics industry, why can't the same competitive spirit and spectacle sustain an even LARGER group of talented student performers? UpStaged events are expanding annually across college campuses and world-class venues!



" I look forward to an America which will reward achievement in the Arts as we reward achievement in business or statecraft. "
John F. Kennedy
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We have successfully launched performing arts competitions across the nation
2018
CARNEGIE HALL
A Very Quaker Holiday
NCPA University of Pennsylvania Performing Arts Night
2019
LINCOLN CENTER
Step and the City
NHSPA (High School) Step Championships
2019/2020
LINCOLN CENTER
Step and the City
NCPA (College) Step Championships
Happy Camper
2020/2021
VIRTUAL
Camp Madness
NSCPA Camp VS. Camp Championships
UPSTAGEDAID
ONE WORLD EVERY STUDENT VOICE
NCPA A CAPPELLA CHAMPIONSHIPS 2020
2020/2021
VIRTUAL
UpStagedAID
NCPA A Cappella Championships
2021/2022
VIRTUAL
UpStaged DJ
NCPA DJ Championships
Building the Trademarked
UpStaged Brands
NATIONAL COLLEGIATE PERFORMING ARTS (NCPA)™
NATIONAL HIGH SCHOOL PERFORMING ARTS (NHSPA)™
NATIONAL SUMMER CAMP PERFORMING ARTS (NSCPA)™
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With the continued expansion of our UpStaged trademarked brands, we are creating new and exciting opportunities for students across the nation, to perform in brand-new, high-value, high-visibility, talent competitions and showcases. These events are attracting thousands of performers and spectators alike — and generating an unprecedented opportunity to capitalize.



ART
We are the category defining hub for student performing artists
• We are expanding our coverage to include more than 25 student performing arts genres, including:
A CAPPELLA
General
Christian
Jewish
Indian (SE Asian)
African
Asian
CHORAL
General
Gospel
Barbershop
Boy Bands
Christian
Doo Wop
DANCE
Step
Bollywood
Ballet
Ballroom
Jazz
Latin
INSTRUMENTAL
DJ'ing
Marching Band
Concert Band
Jazz Ensembles
Orchestra
Percussion Band
THEATRICAL
Comedy
Improv
Modeling
TikTok
Debate
Spoken Word


Latin
Operatic
Modern
String Band
Theater

400K student athletes, on 15K teams, generate a $14B college athletics industry. If this seems like a lot, it pales in comparison to the potential of the performing arts. Imagine what 7.5 million student performers in 300K groups across 25+ genres could generate in revenue, if only given the chance.


Building the Ecosystem to Connect
Artists with Opportunity
UPSTAGED

UpStaged is building an enormous, experiential marketing platform in the collegiate and high school performing arts space. We're launching a business ecosystem that integrates the goals and objectives of corporate sponsors and philanthropic funders with those of the student performers, industry professionals, content platforms, schools and the media, to come together in fruitful collaboration.


Upstaged is more than competitions. We are the hub for all student performing arts.
We are creating the ecosystem for student performing artists to be recognized by passionate fans
COLLEGES & UNIVERSITIES
Alumni relations
Media relations
Performing departments
STUDENT PERFORMERS
Their performing groups
Family/friends/fans
Alumni performers
INDUSTRY PROFESSIONALS
Genre professionals
Producers
Venues
A CAPPELLA • COMEDY • THEATER • BOLLYWOOD • DANCE • D'INC • DRUMLINE • IMPROV • STEP
UPSTAGED ENTERTAINMENT GROUP
25+ Performing Arts Genres
CONTENT PROVIDERS
Producers
Platforms
Partnerships
HIGH SCHOOLS
Coaches/admins
Parents/friends/family
Clubs
MEDIA
Press
Broadcast
Social media
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UpStaged has established a multi-stream revenue model with event registration fees, ticket sales, national broadcasting, apparel, advertising, sponsorship, and in the future, a nonprofit arm to leverage philanthropic fundraising opportunities and more.


As our audience and ecosystem grows, we will introduce new high-margin revenue streams
REVENUES GENERATED
REVENUES IN PROCESS
REVENUES IN PLANNING
Next 12 Months
FUTURE POTENTIAL REVENUES
Next 24 Months
Team Event Registration Fees
$250-$1,000 per team on average
National Broadcast
Similar to Cheer's ESPN contract
Performance Hub
Student performer-produced content
Annual Student Performing Arts Festival
Sundance / SXSW of student performing arts events



Event Ticket Sales
Comps generate more than $250,000 per event
UpStaged Brand Clothing Sales
Partnered with Cheer clothing manufacturer
Proprietary Content Sales
Licensing Step event content/film
College Performer Recruiting Platform
Similar to college sports recruiting platforms
Pay-for-Service
Initial $10,000 to license camp competition
Sponsorship/Advertising
In process with Fortune 500 sponsors
Data Monetization
IMDb of student performing arts
Crowdfunding Platform
Like Kickstarter for student performers
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UpStaged has a dynamic team with years of experience in entertainment, finance and delivering supreme shareholder value. We have an intimate understanding of the entertainment industry and how to best leverage it to deliver maximum value to our student performers and investors alike.



We'd Talk About Our Competition...
If We Had Any
UPSTAGED

As the world's first and only company to recognize and monetize student performing arts, we have an unrivaled opportunity to attract, grow and retain audiences who won't find our content elsewhere. And we're keeping a close eye on the second act. Similar companies, with a smaller scope than UpStaged, have exited at stunning valuations.



Mergers & Acquisition markets are highly active for competition leagues and content platforms
ACTIVE network.
IMDb
OVERTIME
UPSTAGED COMPETITION NCAA-LIKE UMBRELLA
Similar to Varsity Spirit College/HS Cheer Sold to Bain Capital for $750 million
UPSTAGED PROPRIETARY CONTENT NETWORK
Similar to Active Network Sold to Vista Equity Partners for $1.1 billion
UPSTAGED DATA & STUDENT PERFORMER PLATFORM
College/HS version of IMDb Sold to Amazon for $55 million, valued at $3.2 billion
UPSTAGED FAN DEVELOPMENT ECOSYSTEM
Performing arts version of Overtime Raised $122 million to date with a current valuation of $250+ million
BUILDING KEY ASSETS
Data capture from competitors and fan voters
Grassroots connection to thousands of college/HS directors
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Creating Value for Performers and Investors Alike
UPSTAGED

Just like athletics, performing arts take skill, dedication and practice to reach a high level worthy of competition. UpStaged Entertainment is poised to be the world's first company devoted to raising the profile of student performing artists while giving our investors the opportunity to profit.


We are bringing together talent, fans, technology and commerce to power our ecosystem
Of the Performers...
BUILD CONTENT SLATE
By the Performers...
ESTABLISH PLATFORM HUB
For the Performers...
LEVERAGE PLATFORM TO MONETIZE
• Dynamic live/virtual events
• "Performer's Tribune" student content
• Historical student events catalog archive
• Aggregate community across stakeholders
• Capture critical stakeholder data
• "Own" proprietary content
• Leverage CRM/platform asset
• Bring live events to global audience
• Recognize the stars who go unseen
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Expert Investors are Betting on the Entertainment Industry
UPSTAGED

Forbes Magazine (Dec. 2020) says, "Market analysts seeking value where stronger productivity, higher revenues and historic innovations are virtually guaranteed, need look no further than the entertainment industry...which is poised for a healthy, robust and truly massive and transformative surge."


"I've invested in, advised, and/or operated dozens of companies while vetting hundreds more, and the more I learned about UpStaged, the more I thought, 'I can't believe no one has ever done this!'"
Doug Schaer
Chief advisor, Baron Davis Enterprises
Board member, Hero Ventures
Co-founder, The Marvel Experience
UpStaged strategic advisor and investor
14


Today: Performance Competitions.
Tomorrow: National Broadcasts
and Beyond
UPSTAGED

With a dedicated team, we've put everything in place for exponential growth in the coming months. Our proprietary performance ecosystem is designed to powerfully bring together talent, fans, technology and commerce to create massive opportunities for performers and investors alike.


We have everything in place for exponential revenue growth
• Cash-positive by Q3 2023
• Tangible assets $50,000


beginning in the coming months
• IP assets $500,000
LIVE EVENTS
DIGITAL EVENTS
CONTENT
DATA HUB
LICENSING / APPAREL
14,000
10,500
7,000
3,500
0
2021E
* 2022 post Wefunder investments
2023
2024
2025
* 2022 estimated projection based on Post-WeFunder investments
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INVEST IN
UPSTAGED™
ENTERTAINMENT GROUP
Join Us in Empowering Student Performing Artists
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